Questions & Answers

For Shareholders of Thrivent Technology Fund

Although we recommend that you read the complete Prospectus/Proxy Statement, we have provided the following questions and answers to clarify and summarize the issues to be voted on.

Q:	Why is a shareholder meeting being held?

A:

A special meeting of shareholders (the “Meeting”) of Thrivent Technology Fund (the “Target Fund”) is being held to seek shareholder approval of a reorganization (the “Reorganization”) of the Target Fund into Thrivent Large Cap Growth Fund (the “Acquiring Fund”), a fund that pursues the same investment objective and has similar investment policies as the Target Fund. Please refer to the Prospectus/Proxy Statement for a detailed explanation of the proposed Reorganization and for a more complete description of the Acquiring Fund.

Q:	Why is the Reorganization being recommended?

A:

After careful consideration, the Board of Trustees (the “Board”) of Thrivent Mutual Funds (the “Trust”) has determined that the Reorganization will benefit the Target Fund’s shareholders and recommend that you cast your vote “FOR” the proposed Reorganization. The Target Fund and the Acquiring Fund are similar; each pursues the same investment objective and they have similar investment policies. Each of the Target Fund and the Acquiring Fund is a diversified series of the Trust, an open-end investment company registered under the Investment Company Act of 1940, as amended. Thrivent Asset Management, LLC is the investment adviser for the Target Fund and the Acquiring Fund.

After careful consideration, the Board believes that the Reorganization would be in the best interests of the Target Fund’s shareholders because: (i) shareholders will become shareholders of a larger combined fund with (a) lower net annual operating expenses and (b) potential reductions in the advisory fee charged as a result of asset-level breakpoints; (ii) certain administrative costs will be spread across the combined fund’s larger asset base, which should increase the combined fund’s overall efficiency; and (iii) the Acquiring Fund has achieved stronger performance results compared to the Target Fund over the last one, three and five year periods and since each Fund’s inception.

Q:	How will the Reorganization affect me?

A:

Assuming shareholders approve the proposed Reorganization, the assets and liabilities of the Target Fund will be combined with those of the Acquiring Fund, an account will be set up in your name on the books of the Acquiring Fund and you will receive shares of the Acquiring Fund. The aggregate value of the shares of the Acquiring Fund that you receive in the Reorganization will equal the aggregate value of the shares of the Target Fund that you owned immediately prior to the Reorganization. Following the Reorganization, the Target Fund will dissolve.

PROSPECTUS/PROXY STATEMENT

THRIVENT TECHNOLOGY FUND

a series of

THRIVENT MUTUAL FUNDS

625 Fourth Avenue South

Minneapolis, Minnesota 55415

(800) 847-4836

March [    ], 2009

This Prospectus/Proxy Statement is furnished to you as a shareholder of Thrivent Technology Fund (the “Target Fund”), a series of Thrivent Mutual Funds (the “Trust”). A special meeting of shareholders of the Target Fund will be held on May 15, 2009 to consider the items that are described below and discussed in greater detail elsewhere in this Prospectus/Proxy Statement. If shareholders are unable to attend the special meeting or any adjournment thereof (the “Meeting”), the Board of Trustees of the Trust (the “Board”) requests that you vote your shares by completing and returning the enclosed proxy card or by recording your voting instructions by telephone or via the Internet.

The purposes of the Meeting are:

1.

To approve an Agreement and Plan of Reorganization (the “Reorganization Agreement”) pursuant to which the Target Fund would (i) transfer all of its assets and liabilities to Thrivent Large Cap Growth Fund (the “Acquiring Fund”), a series of the Trust, in exchange for Class A and Institutional Class Shares of the Acquiring Fund, (ii) distribute such Acquiring Fund Class A and Institutional Class Shares to shareholders of the Target Fund and (iii) dissolve (collectively, the “Reorganization”).

2.	To transact such other business as may properly be presented at the Meeting.

The Acquiring Fund and the Target Fund are sometimes referred to herein individually as a “Fund” or collectively as the “Funds.” Each of the Acquiring Fund and the Target Fund is organized as a diversified series of the Trust, an open-end investment company registered under the Investment Company Act of 1940, as amended (the “1940 Act”).

The Board has approved the Reorganization, subject to approval by the Target Fund’s shareholders. The Target Fund and the Acquiring Fund are similar; each pursues the same investment objective and they have similar investment policies. Thrivent Asset Management, LLC (the “Adviser”) is the investment adviser for each Fund.

In determining whether to recommend approval of the Reorganization Agreement to Target Fund shareholders, the Board considered a number of factors, including, but not limited to: (i) the Adviser currently manages the assets of each Fund; (ii) the expenses and advisory fees applicable to the Funds before the proposed Reorganization and the estimated expense ratios of the combined fund after the proposed Reorganization; (iii) the comparative investment performance of the Funds; (iv) the future growth and performance prospects of each Fund; (v) the terms and conditions of the Reorganization Agreement and whether the Reorganization would result in the dilution of shareholder interests; (vi) the compatibility of the Funds’ investment objectives, policies, risks and restrictions; (vii) the anticipated tax consequences of the proposed Reorganization; (viii) the compatibility of the Funds’ service features available to shareholders, including exchange privileges; and (ix) the estimated costs of the Reorganization, one half of which will be allocated to the Target Fund, with the remaining half of the costs being paid by the Adviser or an affiliate. The Board concluded that each of these factors supported a determination to approve the Reorganization Agreement.

After careful consideration, the Board believes that the Reorganization would be in the best interests of the Target Fund’s shareholders because: (i) shareholders will become shareholders of a larger combined fund with (a) lower net annual operating expenses and (b) potential reductions in the advisory fee charged as a result of asset-level breakpoints; (ii) certain administrative costs will be spread across the combined fund’s larger asset base, which will increase the combined fund’s overall efficiency; and (iii) the Acquiring Fund has achieved stronger performance results compared to the Target Fund over the last one, three and five year periods and since each Fund’s inception.

The Board has determined that the Reorganization is in the best interests of shareholders of the Target Fund and that the interests of the Target Fund’s shareholders will not be diluted as a result of the Reorganization. However, as a result of the Reorganization, a shareholder of the Target Fund will hold a reduced percentage of ownership in the larger combined fund than he or she did in the Target Fund. In addition, the Board has determined that the Reorganization is in the best interests of the shareholders of the Acquiring Fund.

The Board is asking shareholders of the Target Fund to approve the Reorganization at the Meeting to be held on May 15, 2009. If shareholders of the Target Fund approve the proposed Reorganization, it is expected that the closing date of the transaction (the “Closing Date”) will be after the close of business on or about June 12, 2009, but it may be at a different time as described herein. If shareholders of the Target Fund do not approve the proposed Reorganization, the Board will consider alternatives.

The Board recommends that you vote “FOR” the Reorganization.

each Fund, the Adviser uses fundamental, quantitative, and technical investment research techniques to determine what securities to buy and sell. For the Acquiring Fund, the Adviser focuses on stocks of U.S. companies that it believes have demonstrated and will sustain above-average earnings growth over time, or which are expected to develop rapid sales and earnings growth in the future when compared to the economy and stock market as a whole. Each Fund may sell securities for a variety of reasons, such as to secure gains, limit losses, or reposition assets into more promising opportunities.

In addition, each Fund may take temporary defense positions in portfolio securities that are inconsistent with such Fund’s principal investment strategies.

Portfolio Holdings. A description of the Funds’ policies and procedures with respect to the disclosure of the Funds’ portfolio securities is available on the Funds’ website

Principal Risks

Given the similarity of investment objectives and principal strategies of the Funds, the Funds are subject to similar principal risks (which are described in more detail below), including Market Risk, Issuer Risk, Volatility Risk, Foreign Securities Risk and Investment Adviser Risk. The Target Fund is also subject to Technology-Oriented Companies Risk. It is important to note that, in the event that the technology sector were to outperform large capitalization companies, the Target Fund, if it were still in existence, may outperform the combined fund.

Market Risk. Over time, stock markets generally tend to move in cycles with periods when stock prices rise and periods when stock prices decline. The value of each Fund’s investments may move with these cycles and in some instances, increase or decrease more than its market as measured by such Fund’s benchmark index. Stock markets also may decline because of factors that affect a particular industry.

Issuer Risk. Issuer risk is the possibility that factors specific to a company will affect the market prices of its securities and the value of a Fund. Some factors affecting the performance of a company include demand for the company’s products or services, the quality of management of the company and brand recognition and loyalty. Common stock of a company is subordinate to other securities issued by the company. If a company becomes insolvent, interest of investors owning common stock will be subordinated to the interests of other investors in, and general creditors of, the company.

Volatility Risk. Volatility risk is the risk that certain types of securities shift in and out of favor depending on market and economic conditions as well as investor sentiment. Growth style investing includes the risk of investing in securities whose prices historically have been more volatile than other securities, especially over the

Capitalization

The following table sets forth the capitalization of the Target Fund and the Acquiring Fund, as of March 12, 2009, and the pro forma capitalization of the Acquiring Fund as if the Reorganization occurred on that date. These numbers may differ as of the Closing Date.

	Actual		Pro Forma
	Target Fund	Acquiring Fund	Acquiring Fund
Net assets
Class A Shares	$16,656,623	$70,606,666	$87,263,289
Institutional Class Shares	$1,175,990	$176,727,619	$177,903,609

Total	$17,832,613	$247,334,285	$265,166,898

Net asset value per share
Class A Shares	$2.10	$3.08	$3.08
Institutional Class Shares	$2.23	$3.28	$3.28

Shares outstanding
Class A Shares	7,948,339	22,915,946	28,323,940
Institutional Class Shares	527,496	53,849,123	54,207,657

Total	8,475,835	76,765,069	82,531,597

The pro forma shares outstanding reflect the issuance by the Acquiring Fund of approximately 5.2 million Class A Shares and 0.3 million Institutional Class Shares, reflecting the exchange of the assets and liabilities of the Target Fund for newly issued shares of the Acquiring Fund at the pro forma net asset value per share. The aggregate value of the Acquiring Fund shares that a Target Fund shareholder receives in the Reorganization will equal the aggregate value of the Target Fund shares owned immediately prior to the Reorganization.

dilution of shareholder interests; (vi) the compatibility of the Funds’ investment objectives, policies, risks and restrictions; (vii) the anticipated tax consequences of the proposed Reorganization; (viii) the compatibility of the Funds’ service features available to shareholders, including the retention of applicable holding periods and exchange privileges; and (ix) the estimated costs of the Reorganization, one half of which will be allocated to the Target Fund, with the remaining half of the costs being paid by the Adviser or an affiliate. The Board concluded that each of these factors supported a determination to approve the Reorganization Agreement.

The Board, based upon its evaluation of all relevant information, has determined that the Reorganization will benefit the Target Fund shareholders in several ways. After careful consideration, the Board believes that the Reorganization would be in the best interests of the Target Fund’s shareholders because:

•

shareholders will become shareholders of a larger combined fund with (a) lower net annual operating expenses and (b) potential reductions in the advisory fee charged as a result of asset-level breakpoints;

•	certain administrative costs will be spread across the combined fund’s larger asset base, which will increase the combined fund’s overall efficiency; and

•	the Acquiring Fund has achieved stronger performance results compared to the Target Fund over the last one, three and five year periods and since each Fund’s inception.

The Board has determined that the Reorganization is in the best interests of shareholders of the Target Fund and that the interests of the Target Fund’s shareholders will not be diluted as a result of the Reorganization. However, as a result of the Reorganization, a shareholder of the Target Fund will hold a reduced percentage of ownership in the larger combined fund than he or she did in the Target Fund. In addition, the Board has determined that the Reorganization is in the best interests of shareholders of the Acquiring Fund.

Material Federal Income Tax Consequences of the Reorganization

The following is a general summary of the material anticipated U.S. federal income tax consequences of the Reorganization. This discussion is based upon the Internal Revenue Code 1986, as amended (the “Code”), Treasury regulations, court decisions, published positions of the Internal Revenue Service (“IRS”) and other applicable authorities, all as in effect on the date hereof and all of which are subject to change or differing interpretations (possibly with retroactive effect). This discussion is limited to U.S. persons who hold shares of the Target Fund as capital assets for U.S. federal income tax purposes.

This summary does not address all of the U.S. federal income tax consequences that may be relevant to a particular shareholder or to shareholders who may be subject to special treatment under U.S. federal income tax laws. No assurance can be given that the IRS would not assert or that a court would not sustain a position contrary to any of the tax aspects described below. Shareholders must consult their own tax advisers as to the U.S. federal income tax consequences of the Reorganization, as well as the effects of state, local and non-U.S. tax laws.

The Reorganization is expected to be a tax-free reorganization for U.S. federal income tax purposes. It is a condition to closing the Reorganization that the Target Fund and the Acquiring Fund receive an opinion from Quarles & Brady LLP, special counsel to each Fund (“Quarles & Brady”), dated as of the Closing Date, to the effect that on the basis of existing provisions of the Code, the treasury regulations promulgated thereunder, current administrative rules and court decisions, generally for U.S. federal income tax purposes, except as noted below:

•

The Reorganization will constitute a reorganization within the meaning of Section 368(a) of the Code, and the Target Fund and the Acquiring Fund will each be a “party to a reorganization” within the meaning of Section 368(b) of the Code;

•

under Section 361 of the Code, no gain or loss will be recognized by the Target Fund upon the transfer of its assets to the Acquiring Fund in exchange for Acquiring Fund shares and the assumption by such Acquiring Fund of the Target Fund’s Liabilities, or upon the distribution of Acquiring Fund shares by the Target Fund to its stockholders in liquidation;

•

under Section 1032 of the Code, no gain or loss will be recognized by the Acquiring Fund upon receipt of the assets transferred to the Acquiring Fund in exchange for Acquiring Fund shares and the assumption by the Acquiring Fund of the Liabilities of the Target Fund;

•

under Section 362(b) of the Code, the Acquiring Fund’s tax basis in the assets that the Acquiring Fund receives from the Target Fund will be the same as the Target Fund’s tax basis in such assets immediately prior to such exchange;

•	under Section 1223(2) of the Code, the Acquiring Fund’s holding periods in such assets will include the Target Fund’s holding periods in such assets;

•

under Section 354 of the Code, no gain or loss will be recognized by shareholders of the Target Fund on the distribution of Acquiring Fund shares to them in exchange for their shares of the Target Fund;

•

under Section 358 of the Code, the aggregate tax basis of the Acquiring Fund shares that the Target Fund’s shareholders receive in exchange for their Target Fund shares will be the same as the aggregate tax basis of the Target Fund shares exchanged therefor;

•	under Section 1223(1) of the Code, the Target Fund shareholder’s holding period for the Acquiring Fund shares received in the Reorganization will be determined by including the holding period for the Target Fund shares exchanged therefor, provided that the shareholder held the Target Fund shares as a capital asset on the date of the exchange; and

•

under Section 381 of the Code, the Acquiring Fund will succeed to and take into account the items of the Target Fund described in Section 381(c) of the Code, subject to the conditions and limitations specified in Section 381, 381, 383 and 384 of the Code and the Treasury regulations thereunder.

Quarles & Brady will express no view with respect to the effect of the Reorganization on any transferred asset as to which any unrealized gain or loss is required to be recognized under U.S. federal income tax principles (i) at the end of a taxable year or on the termination thereof (ii) or upon the transfer of such asset without reference to whether such a termination or transfer would otherwise be a taxable transaction.

The opinion will be based on certain factual certifications made by the officers of Trust and will also be based on customary assumptions such as the assumption that the Reorganization will be consummated in accordance with the Reorganization Agreement. The opinion is not a guarantee that the tax consequences of the Reorganization will be as described above. There is no assurance that the IRS or a court would agree with the opinion.

The Acquiring Fund intends to continue to be taxed under the rules applicable to regulated investment companies as defined in Section 851 of the Code which are the same rules currently applicable to Target Fund and its shareholders. In connection with the Reorganization, on or before Closing Date, the Target Fund will declare to its shareholders a dividend which, together with all of its previous distributions, will have the effect of distributing to shareholders all of its investment company taxable income (computed without regard to the deduction for dividends paid), net tax-exempt investment income and net capital gains for the period beginning on November 1, 2008 and ending on the Closing Date. Such distributions will be taxable to stockholders.

A regulated investment company is permitted to carry a net capital loss forward eight years. Acquiring Fund will succeed to the capital loss carry forwards of the Target Fund, subject to the limitations described below. If Target Fund has capital loss carry forwards, such capital losses would, in the absence of the Reorganization, generally be available to offset Target Fund capital gains thereby reducing the amount of capital gain net income that must be distributed to the Target Fund shareholders. As a result of the Reorganization, Acquiring Fund’s ability to utilize Target Fund’s capital loss carryovers may be limited. Under Sections 382 and 383 of the Code, an “equity structure shift” such as a reorganization under Section 368(a)(1)(C) of the Code can result in a limitation on the acquiring corporation’s use of capital loss carry forwards of the acquired corporation.

An “equity structure shift” can trigger the limitation where the shareholders of the acquired corporation (which has the net capital loss carry forwards), as a result of the reorganization, own less than 50 percentage points of the shares in the acquiring corporation.

Generally, the limitation in the context of regulated investment company reorganizations is that the acquiring corporation may only utilize the acquired corporation’s capital loss carry forwards for each post reorganization year to the extent of the capital loss limitation amount. The capital loss limitation amount is equal to the value of the acquired corporation, immediately before the reorganization times the long term tax exempt rate for the month in which the reorganization occurs. The long term tax exempt rate is determined by the IRS and published monthly. For example, the rate for March 2009 is 5.49%.

There are other limitations which could apply to the Acquiring Fund.

Immediately prior to the Reorganization, the Target Fund will have unutilized capital loss carry forwards of approximately $34 million. The final amount of unutilized capital loss carry forwards for the Target Fund is subject to change and will not be finally determined until the Closing Date. Based on these applicable limitations discussed above, approximately $28 million of the Target Fund’s $34 million capital loss carry forward is expected to expire unutilized following the Reorganization. However, because the amount of the Target Fund’s capital loss carry forward is significantly greater than the total assets of the Target Fund, it is likely that a portion of the Target Fund’s $34 million capital loss carry forward would expire unutilized even if the Reorganization were not completed. The estimated $6 million balance of the Target Fund’s capital loss carry forward will be shared by the Acquiring Fund shareholders as well as the Target Fund shareholders.

This summary of the U.S. federal income tax consequences of the Reorganization is made without regard to the particular facts and circumstances of any shareholder. Shareholders are urged to consult their own tax advisors as to the specific consequences to them of the Reorganization, including the applicability and effect of state, local, non-U.S. and other tax laws.

Expenses of the Reorganization

If the Reorganization is approved by shareholders of the Target Fund, one half of the expenses incurred in connection with the Reorganization will be allocated to the Target Fund. The remaining half of the expenses of the Reorganization will be paid by the Adviser or an affiliate and will not be borne by shareholders of the Target Fund.

Reorganization expenses include, but are not limited to: all costs related to the preparation and distribution of materials distributed to the Boards; all expenses incurred in connection with the preparation of the Reorganization Agreement and a

13.8	Expense Reimbursement Letter Agreement Amendment (15)

14.	Consent of Independent Registered Public Accounting Firm*

15.	Not Applicable

16.	Powers of Attorney*

17.	Form of Proxy Card*

*	Filed herewith

**	Included as Appendix A to the Statement of Additional Information

+	To be filed by further amendment.

(1)	Incorporated by reference from Post-Effective Amendment No. 26 to the registration statement of Registrant, file no. 33-12911, filed on June 25, 1998.

(2)	Incorporated by reference from Post-Effective Amendment No. 36 to the registration statement of Registrant, file no. 33-12911, filed on December 29, 1999.

(3)	Incorporated by reference from Post-Effective Amendment No. 44 to the registration statement of Registrant, file no. 33-12911, filed on June 27, 2003.

(4)	Incorporated by reference from Post-Effective Amendment No. 31 to the registration statement of Thrivent Series Fund, Inc., file no. 33-3677, filed on March 2, 2004.

(5)	Incorporated by reference from the initial registration statement of Registrant on Form N-14, file no. 333-113514, filed on March 11, 2004.

(6)	Incorporated by reference from Post-Effective Amendment No. 50 to the registration statement of Registrant, file no. 33-12911, filed on April 26, 2004.

(7)	Incorporated by reference from Post-Effective Amendment No. 52 to the registration statement of Registrant, file no. 33-12911, filed on July 14, 2004.

(8)	Incorporated by reference from Post-Effective Amendment No. 54 to the registration statement of Registrant, file no. 33-12911, filed on December 23, 2004.

(9)	Incorporated by reference from Post-Effective Amendment No. 56 to the registration statement of Registrant, file no. 33-12911, filed on April 14, 2005.

(10)	Incorporated by reference from Post-Effective Amendment No. 58 to the registration statement of Registrant, file no. 33-12911, filed on December 15, 2005.

(11)	Incorporated by reference from Post-Effective Amendment No. 59 to the registration statement of Registrant, file no. 33-12911, filed on February 22, 2006.

(12)	Incorporated by reference from Post-Effective Amendment No. 61 to the registration statement of Registrant, file no. 33-12911, filed on February 26, 2007.

(13)	Incorporated by reference from Post-Effective Amendment No. 62 to the registration statement of Registrant, file no. 33-12911, filed on November 29, 2007.

(14)	Incorporated by reference from Post-Effective Amendment No. 63 to the registration statement of Registrant, file no. 33-12911, filed on February 21, 2008.

(15)	Incorporated by reference from Post-Effective Amendment No. 64 to the registration statement of Registrant, file no. 33-12911, filed February 27, 2009.

Item 17.	Undertakings

(1) The undersigned registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this registration statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act [17 CFR 230.145c], the reoffering prospectus will contain the information called for by the applicable registration form for the reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

A-4

(2) The undersigned registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the 1933 Act, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

(3) The undersigned registrant agrees to file, by post-effective amendment to the registration statement, an opinion of counsel supporting the tax consequences of the proposed reorganization as soon as practicable after the closing of the reorganization.

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March 19, 2009

VIA EDGAR CORRESPONDENCE

Kevin Rupert, Esq.

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-4720

RE:  Thrivent Mutual Funds

        Registration Statement on Form N-14

        1933 Act File No. 333-157580

Dear Mr. Rupert:

Thank you for taking the time to talk with David Royal and me on Thursday, March 12, 2009 regarding your comments to the above-referenced N-14 of Thrivent Mutual Funds (the “Registrant”). The following is a description of the comments raised by you, along with a description of Registrant’s response to each comment. Revised pages to the registration statement are also attached, marked to show changes.

1.

You asked whether the most recent Thrivent Mutual Funds prospectus (which contains required disclosures regarding the Thrivent Technology Fund (the “Target Fund”) and the Thrivent Large Cap Growth Fund (the “Acquiring Fund”)) (the “TMF Prospectus”) would be provided to shareholders of the Target Fund along with the prospectus/proxy statement contained in the Form N-14 (the “N-14 Prospectus”).

The TMF Prospectus will accompany the N-14 Prospectus. Both Prospectuses will be provided to shareholders of the Target Fund.

2.

You requested that Registrant provide the a Form of Tax Opinion along with an undertaking within the N-14 registration statement to provide a signed tax opinion in a post-effective amendment to the N-14 as soon as practicable after the proposed closing of the merger.

The Form of Tax Opinion accompanies this response letter. In addition, the undertaking was included in the initial N-14 filing and also accompanies this response letter.

3.

You asked Registrant, on page 2 of the N-14 Prospectus (first paragraph), to clarify the meaning of the reference to “the retention of applicable holding periods” in the paragraph detailing the factors that the Board considered when determining to recommend the proposed merger to Target Fund shareholders.

The reference has been deleted.

4.

You asked Registrant, on page 2 of the N-14 Prospectus (second paragraph), to clarify the difference between (i) and (ii) (reasons in favor of the proposed merger). In particular, you requested greater explanation that the Acquiring Fund’s advisory fee includes breakpoints whereas the Target Fund’s advisory fee is a flat one (no breakpoints).

Clause (i) has been revised so that the difference between (i) and (ii) should be more apparent.

5.

You questioned why Registrant, on page 2 of the N-14 Prospectus (second paragraph), noted that the Acquiring Fund’s broader investment focus (than the Target Fund’s) was a reason in favor of the proposed merger.

Such notation has been deleted.

6.	You asked Registrant to disclose in the N-14 Prospectus that the Board has determined that the proposed merger is in the best interests of the shareholders of the Acquiring Fund.

Such disclosure has been included.

7.	You asked Registrant to disclose in the N-14 Prospectus what the Board will do if the shareholders of the Target Fund do not approve the proposed merger.

Such disclosure has been included.

8.	You asked Registrant to clarify the “Principal Risks” comparison to highlight what risks the Target Fund shareholders would be subject to if they were to become shareholders of the merged fund.

Such clarifying disclosure has been included.

9.	You asked Registrant to update the capitalization table to reflect data as of a date within thirty days of the date of the N-14 Prospectus.

The table has been revised and reflects data as of March 12, 2009.

10.	You asked Registrant to include the Tandy letter representations in this response letter. The representations are as follows:

•	Registrant is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosures in response to Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any comments or additional questions, please feel free to contact me at (612) 844-5704.

Thank you,

/s/ John L. Sullivan

John L. Sullivan

March     , 2009

Thrivent Technology Fund

625 Fourth Avenue South

Minneapolis, Minnesota 55415

Thrivent Large Cap Growth Fund

625 Fourth Avenue South

Minneapolis, Minnesota 55415

Re:	Agreement and Plan of Reorganization - Federal Income Tax Consequences

Ladies and Gentlemen:

We have acted as counsel to Thrivent Technology Fund (“Target Fund”) a series fund of Thrivent Mutual Funds (“Trust”), a Massachusetts business trust and Thrivent Large Cap Growth Fund, a series fund of the Trust (“Acquiring Fund”), in connection with the proposed transfer of substantially all of the assets of the Target Fund in exchange for Class A shares of beneficial interest and Institutional Class shares of beneficial interest (“collectively “Acquiring Fund Shares”) and the assumption by Acquiring Fund of the Liabilities of Target Fund following which the Acquiring Fund Shares will be distributed to the Target Fund shareholders in liquidation of the Target Fund (the “Reorganization”). The transactions will occur pursuant to the Agreement and Plan of Reorganization (the “Agreement”), dated as of                         , 2009, executed by Trust on behalf of the Target Fund and by the Trust on behalf of the Acquiring Fund. The Agreement is attached as Exhibit A to the Proxy Statement/Prospectus included in the Registration Statement on Form N-14 under the Securities Act of 1933 (the “Registration Statement”), as filed by Acquiring Fund with the Securities and Exchange Commission. This opinion is rendered pursuant to Sections 7F and 8E of the Agreement. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Agreement.

The Target Fund is a series of Trust, which is registered under the Investment Company Act of 1940 (the “1940 Act”), as an open-end management investment company. Target Fund shares consist of Target Fund Class A shares of beneficial interest and Target Fund Institutional Class shares of beneficial interest and are redeemable at net asset value at each shareholder’s option. Target Fund has elected to be a regulated investment company for federal income tax purposes under Section 851 of the Internal Revenue Code of 1986, as amended (the “Code”). Acquiring Fund is also a series of Trust, which is registered under the 1940 Act as an open-end management investment company. When issued, Acquiring Fund Class A shares and Acquiring Fund Institutional Class shares will be redeemable at net asset value at each shareholders option. Acquiring Fund has elected to be a regulated investment company for federal income tax purposes under Section 851 of the Code.

March     , 2009

In the Reorganization and pursuant to the Agreement, Target Fund shareholders will exchange Target Fund Class A shares and Target Fund Institutional Class shares for Acquiring Fund Class A shares and Acquiring Fund Institutional Class shares, respectively.

In rendering our opinion, we have examined the Registration Statement and the Agreement and have, with your permission, relied upon, and assumed as correct (i) the factual information contained in the Registration Statement; (ii) the representations and covenants contained in the Agreement; (iii) the Acquiring Fund Tax Representation Certificate and the Target Fund Tax Representation Certificate; and (iv) such other materials as we have deemed necessary or appropriate as a basis for our opinion.

In examining the foregoing materials, we have assumed, with your permission the authenticity and accuracy of original documents and copies, the genuine and legal capacity of signatures and the proper execution of documents. We have also assumed that all parties to the Agreement and any other documents examined by us have acted, and will act, in accordance with the terms of such Agreement and documents, and that the Reorganization will be consummated pursuant to the terms and conditions set forth in the Agreement without waivers or modification of terms.

On the basis of the information, representations and covenants contained in the foregoing materials and assuming the Reorganization is consummated in the manner described in the Agreement and the Proxy Statement/Prospectus included in the Registration Statement, we are of the opinion that:

1. The Reorganization will qualify as a “reorganization” (as defined in section 368(a) of the Code), and the Target Fund and Acquiring Fund will each be “a party to a reorganization” within the meaning of section 368(b) of the Code;

2. Under Section 361 of the Code, Target Fund will recognize no gain or loss on the transfer of its assets to the Acquiring Fund in exchange solely for Acquiring Fund Shares and the assumption by the Acquiring Fund of the Liabilities of the Target Fund or on the subsequent distribution of the Acquiring Fund Shares to the Target Fund shareholders in exchange for their Target Fund shares in liquidation of Target Fund pursuant to the Reorganization;

3. Under Section 1032 of the Code, Acquiring Fund will recognize no gain or loss on its receipt of the Target Fund assets in exchange for Acquiring Fund Shares and the assumption by Acquiring Fund of the Liabilities of Target Fund pursuant to the Reorganization;

4. Under Section 362(b) of the Code, the tax basis of each asset acquired by Acquiring Fund pursuant to the Reorganization will be the same as the tax basis of such asset to the Target Fund immediately prior to the Reorganization, and under Section 1223(2) of the Code, the holding period of each asset in the hands of Acquiring Fund will include the period during which such asset was held by Target Fund;

5. Under Section 354 of the Code, the Target Fund shareholders will recognize no gain or loss on the exchange of their Target Fund shares for Acquiring Fund Shares pursuant to the Reorganization;

6. Under Section 358 of the Code, the aggregate tax basis of the Acquiring Fund Shares received by each Target Fund shareholder in the Reorganization will be the same as the aggregate tax basis of the Target Fund shares held by such shareholder immediately

March     , 2009

prior to the Reorganization, and under Section 1223(1) of the Code, the holding period of the Acquiring Fund Shares to be received by each such shareholder will include the period during which the Target Fund shares exchanged therefor were held by such shareholder (provided the Target Fund shares were held as capital assets on the Closing Date); and

7. The Acquiring Fund will succeed to and take into account as of the Closing Date the items of the Target Fund described in Section 381(c) of the Code, subject to the conditions and limitations specified in Sections 381(b) and (c), 382, 383 and 384 of the Code, and the applicable Treasury Regulations thereunder.

Notwithstanding subparagraph 2 or subparagraph 4, no opinion is expressed as to the effect of the Reorganization on the Acquired Fund or Target Fund or any shareholder with respect to any asset of the Target Fund as to which any unrealized gain or loss is required to be recognized for federal income tax purposes at the end of a taxable year or on the termination thereof or upon the transfer of such asset without reference to whether such a termination or transfer would otherwise be a taxable transaction.

This opinion expresses our views only as to federal income tax laws in effect as of the date hereof, including the Code, applicable Treasury Regulations, published rulings and administrative practices of the Internal Revenue Service (the “Service”) and court decisions.

This opinion represents our best legal judgment as to the matters addressed herein, but is not binding on the Service or the courts. Furthermore, the legal authorities upon which we rely are subject to change either prospectively or retroactively. Any change in such authorities or any change in the facts or representations, or any past or future actions by Trust, the Target Fund, or the Acquiring Fund contrary to such representations might adversely affect the conclusions stated herein.

We hereby consent to the filing of this opinion as an Exhibit to the Registration Statement and further consent to the use of our name in the Proxy Statement/Prospectus included in the Registration Statement. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933 as amended.

Very truly yours,

QUARLES & BRADY LLP